EXHIBIT 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-203096 on Form F-3 of our reports dated July 28, 2017, relating to the consolidated financial statements and financial statement schedule of Tata Motors Limited and its subsidiaries (the “Company” or “Tata Motors”) (which report expresses an unqualified opinion and includes explanatory paragraphs relating to change in the presentation of foreign exchange (gains)/losses relating to cash flow hedges in the consolidated income statements in each of the three years in the period ended March 31, 2017 and the convenience translation of the Indian rupee amounts into United States dollar amounts), and the effectiveness of Tata Motors’ internal control over financial reporting appearing in the Annual Report on Form 20-F of Tata Motors Limited for the fiscal year ended March 31, 2017.

/s/ Deloitte Haskins & Sells LLP
Mumbai, India
July 28, 2017